EXHIBIT 4.3

English Language Summary

Authorization Agreement for Radiofrequency Blocks Associated with Personal Mobile Service (Termo de Outorga de Autorização de Uso de Blocos de Radiofrequências Associadas do Serviço Móvel Pessoal) No. 114/2016

Parties:	TIM Celular S.A., as Authorizee, and Agência Nacional de Telecomunicações (Anatel), as Grantor.

Date of Agreement:	July 26, 2016.

Date of Publication in Official Journal:	July 27, 2016.

Expiration:	July 27, 2031 (15 years).

Renewal:	Authorizee has a one-time right to renew, for an equal period.

Purpose:	Authorization to use blocks of radiofrequency associated with Personal Mobile Service, without exclusivity, in the following sub-bands: 2,500 to 2,510 MHz 2,620 to 2,630 MHz

Area:	Personal Mobile Service (SMP) Registration Area (AR) 41 (city of Curitiba, state of Paraná), limited to the municipalities of Almirante Tamandaré, Araucária, Campo Largo, Colombo, Curitiba, Itaperuçu, Pinhais, Piraquara, Quatro Barras and São José dos Pinhais.

Amount:

The total amount due for the authorizations conferred by this Authorization Agreement, Authorization Agreement No. 114/2016 is R$24,500,000.00 (twenty four million reais), which will be payable as follows:

•     The total amount or 10% (ten percent) of the total amount shall be paid on the date of the signature of the Authorization Agreements, as adjusted for the IGP-DI at the effective date of payment; and

•     The remaining 90% (ninety percent) of the total amount shall be paid in six equal payments annually, commencing on the 36th (thirty-sixth) month from publication of the Authorization Agreements, as adjusted for the IGP-DI at the effective date of payment and, commencing 12 (12) months from the date of delivery of certain compliance documents, accruing interest of 1.0% (one percent) per month.

Additionally, every two years during the authorization period, the Authorizee must pay an amount corresponding to 2% (two percent) of its related revenues for the year preceding payment, net of taxes and social contributions. On the 15th year the Authorizee must pay 1% of its revenue for the previous year.

Material Terms and Conditions:	The Authorizee must strictly observe all relevant regulations in respect of the Authorization, including the installation, function and deactivation of related telecommunications stations. In case of equivalent offers in contracting related to the Authorization Agreement, give preference to national content in the acquisition of its goods, products and technology systems.

Penalty:	Failure to comply with the conditions and obligations in the Authorization Agreement will subject the Authorizee to sanctions established under Anatel regulations, without prejudice to civil and penal sanctions.